UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TREVI THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

89532M101

(CUSIP Number)

Erin O’Connor

Fairmount Funds Management LLC

2001 Market Street, Suite 2501

Philadelphia, PA 19103

(267) 229-2730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Funds Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,759,510(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,759,510(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,510(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) IA

(1) The shares reported herein for the Reporting Person represent (i) 1,513,100 shares of the Issuer’s Common Stock held by Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (the “Funds”) and (ii) 2,246,410 shares of the Issuer’s Common Stock the Funds have the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable for a total of 3,422,854 shares but contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding. As a result, as of the date of this filing, the Reporting Person is prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 3,759,510 shares of Common Stock.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 35,386,330 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-K and Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2022 and April 7, 2022, respectively, plus (ii) 2,246,410 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.

CUSIP No. 89532M101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Peter Harwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,759,510(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,759,510(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,510(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) HC, IN

(1) The shares reported herein for the Reporting Person represent (i) 1,513,100 shares of the Issuer’s Common Stock held by Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (the “Funds”) and (ii) 2,246,410 shares of the Issuer’s Common Stock the Funds have the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable for a total of 3,422,854 shares but contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding. As a result, as of the date of this filing, the Reporting Person is prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 3,759,510 shares of Common Stock.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 35,386,330 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-K and Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2022 and April 7, 2022, respectively, plus (ii) 2,246,410 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.

CUSIP No. 89532M101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tomas Kiselak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Slovak Republic
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,759,510(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,759,510(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,510(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) HC, IN

(1) The shares reported herein for the Reporting Person represent (i) 1,513,100 shares of the Issuer’s Common Stock held by Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (the “Funds”) and (ii) 2,246,410 shares of the Issuer’s Common Stock the Funds have the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable for a total of 3,422,854 shares but contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding. As a result, as of the date of this filing, the Reporting Person is prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 3,759,510 shares of Common Stock.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 35,386,330 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-K and Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2022 and April 7, 2022, respectively, plus (ii) 2,246,410 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.

CUSIP No. 89532M101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Fairmount Healthcare Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,759,510(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,759,510(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,510(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The shares reported herein for the Reporting Person represent (i) 1,458,413 directly owned shares of the Issuer’s Common Stock and (ii) 2,301,097 shares of the Issuer’s Common Stock the Funds have the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable for a total of 3,298,947 shares but contain a provision (the “Beneficial Ownership Limitation”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding. As a result, as of the date of this filing, the Reporting Person is prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 3,759,510 shares of Common Stock.

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 35,386,330 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-K and Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2022 and April 7, 2022, respectively, plus (ii) 2,246,410 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.

Item 1.

(a)	Name of Issuer: Trevi Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 195 Church Street, 14th Floor, New Haven, CT 06510.

Item 2.

(a)

Name of Person(s) Filing: This joint statement on Schedule 13G is being filed by Fairmount Funds Management LLC (“Fairmount”), Peter Harwin, Tomas Kiselak, and Fairmount Healthcare Fund II L.P. (“Fund II”). Fairmount, Mr. Harwin, Mr. Kiselak, and Fund II are collectively referred to herein as the “Reporting Persons.”

The Common Stock reported herein includes Common Stock beneficially owned directly by Fairmount Healthcare Fund L.P. (the “Fund”) and Common Stock beneficially owned directly by Fund II. Fairmount Healthcare Fund GP LLC is the general partner of the Fund. Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. The controlling persons of Fairmount are Mr. Harwin and Mr. Kiselak. Fairmount serves as investment adviser for the Fund and Fund II (collectively, the “Funds”) and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Funds. The Funds have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in the Funds’ portfolios, including the shares of the Issuer’s Common Stock reported herein. Because the Funds have divested voting and investment power over the reported securities they hold and cannot revoke such delegation on less than 61 days’ notice, the Funds disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Fairmount. Fairmount, Mr. Harwin, and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either Fairmount, Mr. Harwin, or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	Address of Principal Business Office: The principal business office of the Reporting Persons is c/o Fairmount Funds Management LLC, 2001 Market St., Suite 2500, Philadelphia, PA 19103.

(c)	Citizenship: Fairmount is a Delaware limited liability company. Mr. Harwin is a United States citizen. Mr. Kiselak is a Slovak Republic citizen.

(d)	Title of Class of Securities: Common stock, Par Value $0.001 (“Common Stock”)

(e)	CUSIP Number: 89532M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Fund holds (i) 54,687 shares of Common Stock and (ii) Pre-Funded Warrants with the right to acquire 123,907 shares of Common Stock. Fund II holds (i) 1,458,413 shares of Common Stock and (ii) Pre-Funded Warrants with the right to acquire 3,298,947 shares of Common Stock. The Pre-Funded Warrants may not be exercised, however, to the extent that, following such exercise, the holders, together with their attribution parties, including the Reporting Persons, would beneficially own more than 9.99% of the Common Stock outstanding immediately following such exercise. Accordingly, as of the date of this filing, the Pre-Funded Warrants held by the Fund and Fund II may not be exercised if, as a result of such exercise, the Reporting Persons would beneficially own more than 3,759,510 shares of Common Stock.

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote

See the response(s) to Item 6 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of

See the response(s) to Item 7 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

PETER HARWIN

By:	/s/ Peter Harwin

TOMAS KISELAK

By:	/s/Tomas Kiselak

FAIRMOUNT HEALTHCARE FUND II L.P. By: Fairmount Healthcare Fund II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Member	Member

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: April 21, 2022

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

PETER HARWIN

By:	/s/ Peter Harwin

TOMAS KISELAK

By:	/s/Tomas Kiselak

FAIRMOUNT HEALTHCARE FUND II L.P. By: Fairmount Healthcare Fund II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Member	Member